KORE RESOURCES INC.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

March 16, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re: Kore Resources, Inc.
Amendment No. 4 to Form 8-K
Filed February 13, 2015
File No. 000-54977

Dear Mr. Reynolds:

This letter is submitted by Kore Resources, Inc. (the "Company") with respect to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of February 26, 2015.

We have reviewed the comment letter and are preparing a response. Unfortunately, we got behind as a result of the effort in preparing the recent Form 10-Q.  Thus, we respectfully request an extension of time to respond until Friday, March 20, 2015.

The company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Killeen

Matthew Killeen
Chief Executive Officer